UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission file number: 0-49807
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Savings Plan
For the Fiscal Year Ended December 31, 2009

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators and Participants of
Washington Gas Light Company Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Savings Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP
Washington, DC
June 29, 2010

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value:
Registered investment companies	$54,293,312	$43,269,371
Common/collective trust funds	18,783,955	14,090,700
Stable Value Fund	31,615,862	29,756,815
WGL Holdings, Inc. Common Stock Fund	12,072,819	13,043,481
Participant loans receivable	1,852,801	1,760,243

Total Investments	118,618,749	101,920,610

Receivables:
Employee contribution	77,162	259,677
Employer contribution	30,591	99,852

Total Receivables	107,753	359,529

Net Assets Reflecting Investments at Fair Value	118,726,502	102,280,139

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(63,106)	1,006,547

Net Assets Available for Benefits	$118,663,396	$103,286,686

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income (Loss):
Net appreciation (depreciation) in fair value of investments	$15,640,329	$(31,320,714)
Net appreciation in contract value of investments	819,681	1,046,241
Dividend and interest income	1,432,032	1,832,511
Interest, participant loans	106,292	113,746

Total Investment Income (Loss)	17,998,334	(28,328,216)

Transfer in — from the Washington Gas Light Company Capital Appreciation Plan	605,289	—

Contributions:
Employee	4,081,737	4,719,832
Employer	2,040,078	2,062,047

Total Contributions	6,121,815	6,781,879

Deductions:
Benefits paid	(9,337,693)	(11,807,514)
Administrative expenses	(11,035)	(8,708)

Total Deductions	(9,348,728)	(11,816,222)

Net Increase (Decrease) in Net Assets	15,376,710	(33,362,559)

Net Assets Available for Benefits:
Beginning of Year	103,286,686	136,649,245

End of Year	$118,663,396	$103,286,686

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 1—Description of the Savings Plan
The following description of the Washington Gas Light Company Savings Plan (“Plan” or “Savings Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan covering all management employees of Washington Gas Light Company (“Company”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Savings Plan is administered by the Vice President — Human Resources and Organization Development, and the Vice President and Chief Financial Officer of the Company. Effective January 18, 2005, the Plan Administrators appointed ING (formerly known as CitiStreet LLC) as the service provider and recordkeeper (“Recordkeeper”) for the Plan, and State Street Bank and Trust Company as the trustee (“Trustee”) for the Plan.
Contributions
The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Under the pre-tax provision of the Savings Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to Internal Revenue Service (“IRS”) limits. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee’s base compensation. Employees who are age 50 or older were allowed to make a “catch-up” contribution in accordance with the Internal Revenue Code (“IRC”). Employees were allocated to contribute an additional $5,500 in 2009 and $5,000 in 2008 on a pre-tax basis in excess of the maximum 401(k) contributions of $16,500 in 2009 and $15,500 in 2008; however, there is no employer match for “catch-up” contributions.
Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation. The Company contributes as an after-tax matching contribution 100% of the first 3% of an employee’s base compensation. The Plan also includes an after-tax provision for voluntary contributions. Under this provision, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for voluntary contributions. Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation.
Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above. In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the Plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the Internal Revenue Code (“IRC”).

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 1—Description of the Savings Plan (continued)
Employees hired after January 1, 2001 are automatically enrolled in the Savings Plan within 40 days of employment at 4% of the employee’s pre-tax base compensation. The employee may opt-out of Plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.
The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.
Vesting
Participants are 100% vested at all times in the amounts credited to their accounts.
Participant Accounts
A separate account is maintained for each participant in the Savings Plan. Each participant’s account is properly adjusted for the participant’s contribution, the Company’s matching contribution, participant withdrawals, and an allocation of the Plan’s earnings or losses on investments and other investment income. The Recordkeeper maintains participants’ accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.
Investments
Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in an investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers a common stock fund, registered investment companies (mutual funds), common/collective trust funds and a stable value fund as investment options for participants. Certain of these investments engage in securities lending, where a portion of the securities held by the fund are loaned to other brokers or financial institutions (the “borrowers”). The borrowers often provide collateral against the loans. The percentage of each fund on loan as of December 31, 2009 varies by investment.
Distributions
When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance. The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive 100% of his/her account balance as a lump-sum distribution.
In-Service Withdrawals
Participants can make withdrawals of after-tax employee contributions, rollover contributions and

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 1—Description of the Savings Plan (continued)
matured Company contributions (as defined in the Plan document) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined in the Plan document) or after attaining age 59-1/2.
Participant Loans
Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the pre-tax, “catch-up” and Company match account totals. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years, with the exception of loans for the purchase of the participant’s principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account and, effective January 1, 2008, new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the prior calendar quarter. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the participant loans receivable.
Amendment or Termination
The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.
Note 2—Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
In conformity with accounting principles generally accepted in the United States, the Plan Administrators make estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of plan investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 2—Significant Accounting Policies (continued)
on the ex-dividend date. Interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
Management fees and operating expenses charged to the Plan for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Reporting of Investment Contracts — (Stable Value Fund)
Beginning on July 15, 2008, the new stable value investment option for the Savings Plan is the Stable Value Fund. It was initially a blend of the State Street Global Advisors Principal Accumulation Return Fund (“SSgA PAR Fund”) and the Wells Fargo Stable Return Fund from July 15, 2008 through June 26, 2009. After June 26, 2009, it is solely comprised of the Wells Fargo Stable Return Fund.
Participants’ investments in the SSgA PAR Fund at July 15, 2008 were transferred to the Wells Fargo Stable Return Fund over a twelve-month period, as provided by the contract between the Plan and State Street Global Advisors. The twelve-month transition period was designed to protect the value of participants’ investments, which could be adversely affected by the early liquidation of fixed- term investments.
The Wells Fargo Stable Return Fund’s relative portion of the Stable Value Fund increased each month as investments were transferred from the SSgA PAR Fund and new contributions were made.
The Stable Value Fund invests in high quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. As required by ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Distributions
Distributions are recorded when checks are drawn and delivered to participants.
Administrative Expenses
The Company pays substantially all administrative expenses of the Savings Plan, except for investment-related expenses which are paid by the Plan.

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 3—Tax Status
The Savings Plan obtained its latest determination letter on February 11, 2009, in which the IRS stated that the Plan, as amended and restated effective January 1, 2008, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC. Thus, no provision for income taxes has been included in the financial statements.
Note 4—Plan Amendments
The Plan was amended on March 10, 2009 to include a few minor technical changes requested by the IRS as a condition of issuing a favorable determination letter. The Plan was again amended on December 14, 2009 to include the new design changes under the Retirement choice program, including a provision for the Employer Supplemental Contribution, effective January 1, 2010. (See Note 10 for more details about this change.) The amendment also included several required statutory changes to comply with the Pension Protection Act, (allowing rollovers of plan distributions to Roth IRAs and eliminating the requirement to distribute gap period income for Actual Deferral Percentage (“ADP”) and Actual Contribution Percentage (“ACP”) corrective distributions); the Worker, Retiree and Employer Recovery Act of 2008 (allowing non-spouse beneficiaries of deceased participants to make an eligible rollover distribution to an “inherited” IRA); and the Heroes Earnings Assistance and Relief Act of 2008 (allowing withdrawals by employees on active military service for more than 30 days and adding differential pay to the Section 15 definition of compensation).
Note 5—Investments
The Saving Plan’s investments are held by the Trustee. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

American Funds Growth Fund of America	$22,425,450	$17,468,292
PIMCO Total Return Fund	6,377,180	5,178,113
Stable Value Fund a/ b/	31,552,756	30,763,362
Van Kampen Growth & Income Fund	12,897,168	11,673,256
WGL Holdings, Inc. Common Stock Fund a/	12,072,819	13,043,481

a/	Party-in-interest (see Note 8).

b/	At contract value (see Note 2).
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 5—Investments (continued)

	2009	2008

Net appreciation (depreciation) in fair value of:
Registered investment companies	$11,465,457	$(25,945,783)
Common/collective trust funds	3,799,866	(5,518,759)
WGL Holdings, Inc. Common Stock Fund *	375,006	143,828

Total	$15,640,329	$(31,320,714)

Net appreciation in contract value of:
Stable Value Fund*	$819,681	$1,046,241

Total	$819,681	$1,046,241

*	Party-in-interest (see Note 8).
Note 6—Fair Value Measurements
On January 1, 2008, the Plan adopted ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 810 are described below:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Many investments provide their investors with a calculated net asset value (“NAV”) per share that is used to estimate the fair value of the investment. The NAV can be used as a practical expedient to measure fair value if the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services — Investment Companies.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008:

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 6—Fair Value Measurements (continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies
Large cap funds	$35,322,618	$—	$—	$35,322,618
Fixed income fund	6,377,180			6,377,180
International funds	7,726,205			7,726,205
Small/mid cap funds	4,867,309			4,867,309
Common/collective trust funds
Target date funds		13,834,518		13,834,518
Large cap blend fund		4,949,437		4,949,437
Stable Value Fund	—	—	31,615,862	31,615,862
WGL Holdings, Inc. Common Stock Fund	—	12,072,819	—	12,072,819
Participant loans receivable	—	—	1,852,801	1,852,801

Total investments, at fair value	$54,293,312	$30,856,774	$33,468,663	$118,618,749

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment companies	$43,269,371	$—	$—	$43,269,371
Common/collective trust funds	—	14,090,700	—	14,090,700
Stable Value Fund	—	29,756,815		29,756,815
WGL Holdings, Inc. Common Stock Fund	—	13,043,481	—	13,043,481
Participant loans receivable	—	—	1,760,243	1,760,243

Total investments, at fair value	$43,269,371	$56,890,996	$1,760,243	$101,920,610

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Registered investment companies: Valued at the quoted net asset value on the last trading date of the year.
Common/collective trust funds: Valued at NAV by the issuer of the common/collective trust funds based on the value of each of the underlying investments, less any applicable fees charged by the issuer. The underlying investments are valued by the issuer using quoted market prices on active exchanges or, if unavailable, primarily using quoted market prices from independent pricing services and broker dealers. The common/collective trust funds include the SSgA S&P 500 Index Fund and the JPMorgan SmartRetirement Funds. The SSgA S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption. The JPMorgan SmartRetirement Funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 6—Fair Value Measurements (continued)
they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. The funds do not have any restrictions on individual participant withdrawals, but would require a 60-day notification if the Plan were going to do a partial or complete withdrawal from the Fund.
Stable Value Fund: Valued at NAV by the issuer of the Stable Value Fund based on the value of each of the underlying investments, less any applicable fees charged by the issuer. Investments in insurance contracts are valued at contract value, which is equal to the principal balance plus accrued interest, and are then adjusted to fair value based on current market yields, as well as other valuation techniques. Fixed income investments are valued at amortized cost which approximate fair value. All other underlying investments are valued by the issuer using quoted market prices on active exchanges where applicable, or a method that approximates fair value. The Stable Value Fund has an investment objective to preserve principal by investing in a variety of investment contracts which are not expected to experience price fluctuation in most economic or interest rate environments. The fund does not have restrictions on individual participant withdrawals, but would require a 12-month notification if the Plan were going to withdraw from the fund.
WGL Holdings, Inc. Common Stock Fund: Valued based on the quoted market price of the common shares of WGL Holdings, Inc. on the last trading date of the year, plus the cash equivalent investments held in the short-term investment fund. The WGL Holdings, Inc. Common Stock Fund has an investment objective to approximate the performance of WGL Holdings, Inc. stock. The fund does not have restrictions on redemption.
Participant loans receivable: Valued at carrying value, which approximates fair value. Carrying value is equal to the outstanding principal balance, plus any accrued, but unpaid interest.
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008.

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 6—Fair Value Measurements (continued)

	Level 3 Assets
	Participant Loans
	Receivable	Stable Value Fund

Balance as of January 1, 2008	$1,961,703	$—
Purchases, sales, issuances and settlements, net	(201,460)	—

Balance as of December 31, 2008	$1,760,243	$—

Balance as of January 1, 2009	$1,760,243	$—
Purchases, sales, issuances and settlements, net	92,558	—
Transfer in from Level 2	—	31,615,862

Balance as of December 31, 2009	$1,852,801	$31,615,862

The Stable Value Fund moved from Level 2 to Level 3 on December 31, 2009 due to the implementation of Accounting Standards Update (“ASU”) 2009-12, Fair Value Measurements and Disclosures — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The Stable Value Fund is a Level 3 because the investment cannot be redeemed at NAV in the near term.
Note 7—Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8—Related-Party Transactions
Certain Plan investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, as the Plan holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 9— Recent Accounting Pronouncements
Accounting Standards Adopted in the Current Plan Year
On June 30, 2009 the FASB released SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“ASC”). The ASC is now the single source of authoritative U.S. GAAP recognized by the FASB, replacing all previous U. S. GAAP. The ASC does not change U.S. GAAP, however it significantly changes the way in which the accounting literature is organized. The adoption of SFAS 168 did not have a material impact on the Plan’s financial statements.
In April 2009, the FASB modified ASC Topic 820, Fair Value Measurements and Disclosures, to provide additional guidance for estimating fair value in accordance with ASC Topic 820 when the volume and level of activity for the asset or liability have significantly decreased, and for identifying circumstances that indicate a transaction is not orderly. This change did not have a material impact on the Plan’s financial statements (See Note 6).
In May 2009, the FASB modified ASC Topic 855, Subsequent Events. ASC Topic 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not have a material impact on the Plan’s financial statements (See Note 10).
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-5, Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. This ASU provides amendments to ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. The adoption of this guidance did not have a material impact on the Plan’s financial statements (See Note 6).
In September 2009, the FASB issued ASU 2009-06, Income Taxes — Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This ASU provides amendments to ASC Topic 740, Income Taxes. The new guidance clarifies that a reporting entity must consider the tax positions of all entities regardless of the tax status of the reporting entity. The adoption of this guidance did not have a material impact on the Plan’s financial statements.
In September 2009, the FAS issued ASU 2009-12, Fair Value Measurements and Disclosures — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This new guidance allows entities a practical expedient for measuring the fair value of investments that calculate net asset value per unit. The standard also provided guidance on classification of investments measured at NAV within the fair value hierarchy. The adoption of this guidance did not have a material impact on the Plan’s financial statements (See Note 6).
Other Newly Issued Accounting Standards
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance is

Washington Gas Light Company Savings Plan
Notes to Financial Statements
Note 9— Recent Accounting Pronouncements (continued)
effective for the Plan’s financials on January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan’s financials on January 1, 2011. The Plan is evaluating the possible effect of this standard on the Plan’s financial statements.
In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. This ASU provides amendments to ASC Subtopic 855-10, Subsequent Events — Overall, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance eliminates the requirement to disclose the date through which a registered company has evaluated subsequent events. The new guidance is effective for the Plan’s financials on January 1, 2010. The Plan does not expect this standard to have a material impact on the Plan’s financial statements.
Note 10— Subsequent Events
Effective January 1, 2010, certain management employees will receive an Employer Supplemental Contribution equal to 4 to 6% of compensation, depending on years of service. The supplemental contribution will apply to management employees first hired on or after July 1, 2009 and any management employee who made an irrevocable election in 2009 under the Retirement Choice program to stop earning additional benefits under the Washington Gas Light Company Employees’ Pension Plan.
Effective April 1, 2010, expenses for record-keeping and plan administration (including expenses for investment consulting services, legal and auditing services, and communication fees) will be deducted from participants’ accounts each quarter if the account balance is over $3,000 at the end of the quarter. The cost per participant may adjust each quarter as administrative costs change.

Washington Gas Light Company Savings Plan
Supplemental Schedule
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009
EIN: 53-0162882
Plan No: 003

	Name of Issuer	Type of Investment	Current Value
	American Funds Growth Fund of America	Registered Investment Company	$22,425,450
	CRM Small/Mid Cap Value Institiutional Fund	Registered Investment Company	2,652,402
	MFS International Growth Fund	Registered Investment Company	3,751,304
	PIMCO Total Return Fund	Registered Investment Company	6,377,180
	Templeton Institutional Foreign Equity Fund	Registered Investment Company	3,974,901
	Van Kampen Growth & Income Fund	Registered Investment Company	12,897,168
	Wells Fargo Advantage Discovery Fund	Registered Investment Company	2,214,907
	JPMorgan SmartRetirement Income Fund	Common/Collective Trust	658,432
	JPMorgan SmartRetirement 2010 Fund	Common/Collective Trust	1,611,337
	JPMorgan SmartRetirement 2015 Fund	Common/Collective Trust	2,196,893
	JPMorgan SmartRetirement 2020 Fund	Common/Collective Trust	3,759,221
	JPMorgan SmartRetirement 2025 Fund	Common/Collective Trust	2,959,551
	JPMorgan SmartRetirement 2030 Fund	Common/Collective Trust	1,188,051
	JPMorgan SmartRetirement 2035 Fund	Common/Collective Trust	762,281
	JPMorgan SmartRetirement 2040 Fund	Common/Collective Trust	321,484
	JPMorgan SmartRetirement 2045 Fund	Common/Collective Trust	122,002
	JPMorgan SmartRetirement 2050 Fund	Common/Collective Trust	255,266
a/	SSgA S&P 500 Index Fund	Common/Collective Trust	4,949,437
a/ b/	Stable Value Fund	Common/Collective Trust	31,552,756
a/	WGL Holdings, Inc. Common Stock Fund	Common Stock Fund	12,072,819
	Participant Loans Receivable	Participant loans with interest rates ranging from 4.25% to 8.44%	1,852,801

	Total		$118,555,643

a/	— Denotes Party-in-Interest

b/	— Contract Value

Washington Gas Light Company Savings Plan
Signatures
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
Date: June 29, 2010	/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. (Plan Administrator)
Vice President and Chief Financial Officer Washington Gas Light Company

Date: June 29, 2010	/s/ William Zeigler, Jr.
William Zeigler, Jr. (Plan Administrator)
Vice President, Human Resources and Organization Development Washington Gas Light Company